UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)
                                (Amendment No.5)*

                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  63935 Q 10 0
                                 (CUSIP Number)

                               Dorothy A. English
                            175 Columbia Street West
                                    Suite 102
                        Waterloo, Ontario Canada N2L-5Z5
                                 (519) 747-1170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2005
             (Date of Event Which Requires Filing of This Statement)

               If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.      63935 Q 10 0

1.   Name of Reporting Person

     Dorothy A. English

2.   Check the appropriate box if a member of a group          (a) [ ]

                                                               (b) [ ]

3.   SEC Use Only

4.   Source of Funds
     NA (See Item 3 below)

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     Canada

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  358,958
By Each Reporting          -----------------------------------------------------
Person With                8.       Shared Voting Power
                                    -0-
                           -----------------------------------------------------
                           9.       Sole Dispositive Power
                                    358,958
                           -----------------------------------------------------
                           10.      Shared Dispositive Power
                                    -0-

11.    Aggregate Amount Beneficially Owned by Reporting Person
       358,958

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.    Percent of Class Represented by Amount in Row (11)
       8.1%

14.    Type of Reporting Person
       IN

ITEM 1.   Security and Issuer
          -------------------

          The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). This statement amends and supplements the Schedule 13D, dated December 1, 1993, as amended on January 10, 1994, February 25, 1994, May 10, 2000 and November 21, 2000, filed by the Reporting Person.

          The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

ITEM 2.   Identity and Background.
          -----------------------

          (a)     Name of Reporting Person:

                  Dorothy A. English

          (b)     Residence or business address:

                  175 Columbia Street West
                  Suite 102
                  Waterloo, Ontario Canada N2L-5Z5

          (c) The Reporting Person is employed as a senior software developer of the Issuer.

          (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of Canada.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Reference is made to Item 4 hereof.

ITEM 4.   Purpose of Transaction.

          Effective January 25, 2005, the Reporting Person exercised options for the purchase of an aggregate of 260,000 shares of Common Stock of the Issuer (the "Option Shares"). As payment of the exercise price for the Option Shares, the Reporting Person delivered 106,042 shares of Common Stock of the Issuer (the "Tendered Shares") to the Issuer.

          Subject to and depending upon the availability of prices deemed favorable by the Reporting Person, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock held by her in the open market, in privately negotiated transactions with third parties, or otherwise.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of the date hereof, the Reporting Person is the beneficial owner of 358,958 shares of Common Stock of the Issuer (or approximately 8.1% of the outstanding Common Stock of the Issuer). The percentage for the Reporting Person was calculated using as the denominator the sum of (i) 4,278,418 outstanding shares of Common Stock as of November 30, 2004, based upon the Annual Report on 10-KSB filed by the Issuer for the year ended October 31, 2004, and (ii) the Option Shares, less the Tendered Shares.

          During the past 60 days, except as indicated in Item 4 above, the Reporting Person has not effected any transactions in the Common Stock of the Issuer.

ITEM 6.   Contracts, Agreements, Understandings or Relationships
          with Respect to Securities of the Issuer.
          ------------------------------------------------------

          None

ITEM 7.   Material to be Filed as Exhibits.

          (1) Option Agreement, dated as of January 31, 2000, between the Reporting Person and the Issuer. *

                --------------------------

* Filed as an exhibit to Amendment No. 3 to the Reporting Person's Schedule 13D.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                               /s/ Dorothy A. English
                                               ---------------------------------
                                               Dorothy A. English